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                                               1934 Act Registration No. 1-14418

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF:   FEBRUARY 2004

COMMISSION FILE NUMBER:  1-14418

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)
                               -------------------


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F  __X__           Form 40-F _____

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No __X__

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-             .)

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     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are not historical facts and are subject to various risks and uncertainties, including factors described under "Additional Factors" in this release. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Forward-looking statements in this release include, among other things, the discussions of our business outlook and expected performance, our revenue target, our subscriber target, our estimates for capital expenditures, our EBITDA margin target and our dividend plans. EBITDA is a non-GAAP measure that refers to income before interest income, interest expense, taxes, depreciation and amortization.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.


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[SK TELECOM LOGO]

110-110. [KOREAN CHARACTERS] 99 [KOREAN CHARACTERS]

99, Seorin-dong, Jongro-gu,

Seoul 110-110, Korea



Report to the Korea Stock Exchange


                             RE : GUIDANCE FOR 2004

     The following statements are current estimates and projections for 2004 reflecting management's judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by these forward-looking statements. These forward-looking information were based on various factors and were derived utilizing numerous assumptions. Some of the assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking information are identified below.

1.   REVENUE TARGET FOR 2004: APPROXIMATELY KRW 10.2 TRILLION

     The Company earns revenue principally from connection fees and monthly and usage fees paid by subscribers to our wireless services, interconnection fees paid to us by other telecommunications operators and sales of wireless handsets by our subsidiary, SK Teletech.

     The amount of our revenue depends principally upon the number of the Company's wireless subscribers, the rates the Company charges for its services, subscriber usage of its services and the terms of its interconnection with other telecommunications operator.

     With respect to its revenue target of approximately KRW 10.2 trillion for 2004, the Company has made the following principal assumptions, among others:

   o the Company's target with respect to its number of wireless subscribers in 2004 (discussed below) is substantially achieved;

   o  the average ARPU (excluding interconnection) for 2004 is going to slightly

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      increase; and

   o the Company will not be adversely affected by changes in the MIC's interconnection policies during 2004.

2.   SUBSCRIBER TARGET FOR 2004: APPROXIMATELY 18.8 MILLION

     With respect to its subscriber target of approximately 18.8 million for 2004, the Company has made the following principal assumptions, among others:

   o Korean wireless market penetration rate at the end of 2004 to be in the range of 73% to 74%;

     The Company believes that, in addition to the factors described below under "Additional Factors," its subscriber growth will depend on many factors including its expansion and technical enhancement of its digital network, the effectiveness of the Company's marketing strategies and customer service systems and the Company's ability to successfully introduce new value-added services.

3.   CAPITAL EXPENDITURE FOR 2004: APPROXIMATELY KRW 1.7 TRILLION

     The Company estimates that it will spend approximately KRW 1.7 trillion for capital expenditures in 2004 for a range of projects, including the expansion and improvement of the Company's wireless networks and investments in its Internet-related businesses.

     The Company's overall levels of capital spending and its allocation of capital expenditures among projects are subject to many other uncertainties, including uncertainties about the timing, cost and demand for its services. The Company may also increase, reduce or suspend its planned capital expenditures in response to market conditions or for other reasons.

4.   EBITDA MARGIN TARGET: APPROXIMATELY 47%

     EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and

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liquidity. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, the Company believes that for a telecommunications company such as itself, EBITDA provides a more accurate reflection of the Company's operating results.

     With respect to its EBITDA margin target of approximately 47% for 2004, the Company has made following assumptions, among other things:

   o  the Company meets its revenue target for 2004 (described above);

   o the Company's estimated marketing expenses for 2004 is expected to increase at a rate of approximately 16%.

Additional Factors

            In addition to the foregoing assumptions, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements of this report include:

   o the effects of competition in the Korean wireless market, including the possible introduction of new competitive services or technologies by our competitors;

   o the costs and business risks associated with providing new services and entering new markets necessary to provide wireless services;

   o any adverse change in the ratings afforded our debt securities by ratings agencies;

   o the ability of the Company to continue to attract and retain wireless subscribers;

   o the ability of the Company to improve its profitability and reduce its cash requirements;

   o  uncertainties related to the Company's strategic investments;

   o the impact of any unusual items resulting from ongoing evaluations of the Company's business strategies;

   o the possible impact of changes in political, economic or other factors such as monetary policy, legal and regulatory changes, or other external factors over which the Company has no control; and

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   o  other risks disclosed from time to time in the Company's filings with the
      Securities and Exchange Commission ("SEC").

5.   DIVIDEND POLICY FOR 2004

     The Company plans to pay interim dividend through amendment in the article of incorporation during 2004. Including this interim dividend, overall dividend payout ratio for year 2004 will be 25%.

     You should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this report. The Company is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this report. The Company provides a detailed discussion of risk factors in periodic SEC filings, including its Form 20-F, and you are encouraged to review these filings.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      SK TELECOM CO., LTD.


                                                         By: /s/ Sung Hae Cho
                                                             -------------------
                                                            Name: Sung Hae Cho
                                                           Title: Vice President
                                                                  IR Office

Date: February 17, 2004